SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-      Adecco to acquire German “gem” DIS AG

Press Release

Adecco to acquire German “gem” DIS AG

Best managed professional staffing business in Germany

DIS senior management likely to join as Adecco group’s CEO and CFO

Chéserex, Switzerland – January 9, 2006: Adecco has entered into an agreement with the Paulmann family to acquire all of their shares – equivalent to approximately 29% - in German listed DIS’ share capital at a price of EUR 54.50 per share in cash. Adecco also announces its intention to launch a voluntary public tender offer for the remaining shares at the same price, which represents a 17.3% premium to the three months average XETRA closing price for DIS shares. The DIS Management Board considers the offer price attractive to DIS’ shareholders. The agreement with the Paulmann family is subject to regulatory approval. The transaction is expected to be earnings accretive to Adecco in 2006.

“This is most likely the best acquisition since forming Adecco in 1996,” Klaus J. Jacobs Chairman and CEO of Adecco said. “In one stroke we obtain a strategic “triple trump”: 1. best management; 2. boost in professional staffing; and 3. leading position in the expanding German market. DIS has with CEO Dieter Scheiff and CFO Dominik de Daniel the best performing management team in the entire industry. DIS’ share price increased 189% over the last 24 months. Dieter Scheiff is a former manager at 3M and Johnson and Johnson and has served as CEO of DIS during the last 4 years. Dominik de Daniel, a former financial analyst at Deutsche Bank, was honoured in 2005 for various CFO tasks of listed companies in Germany while only 29 years old.”

“We are pleased by the prospect of joining forces with the largest staffing company in the world, which will allow us to actively participate in the upcoming consolidation of the industry. The combination of DIS and Adecco, continuing to operate under their distinctive brand identities, will create an even stronger platform to the benefit of all our clients, associates and colleagues,” stated Dieter Scheiff, CEO of DIS.

DIS is the leader in professional staffing in Germany. Professional Staffing represents the highest margin and fastest growing market segment in the industry. This acquisition closes the gap of Adecco’s worldwide professional staffing offering. Adecco is now able to expand its competence in engineering, finance, IT and other highly valued services.

Germany is one of the fastest growing staffing markets in the world. The combination of DIS and Adecco in the German staffing market brings the company to a strong number two position and is best placed to offer a full service program to its customers.

“The price of EUR 54.50 per share represents a substantial premium to other publicly traded staffing companies. A PE of 31 times is well ahead of Adecco’s at almost 20 in 2005. The “triple turbo” of top management, a boost in professional staffing and market leadership in Germany has its price,” Klaus J. Jacobs added.

Details about the transaction

Adecco intends to offer the remaining shareholders a price of EUR 54.50 per share in cash, which equals the price agreed with the Paulmann family. When measured against the volume weighted average XETRA closing price for DIS shares over the last three months, up to and including 6 January, 2005 the offer price is equivalent to a premium of 17.3%. Based on the fully diluted number of DIS shares, this offer would value 100% of DIS at EUR 636 million, net of cash acquired. The public offer will be subject amongst others to regulatory approval.

Press Release

Adecco will file the offer document with the Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht, ‘BaFin’) shortly. The offer document will include full details of the offer and will be made publicly available post approval by BaFin via the internet on http://www.adecco.com. The offer is expected to be officially launched post the approval by BaFin at the beginning of February 2006 with the transaction closing expected for March 2006.

Adecco has secured financing commitment to fund the acquisition. UBS Investment Bank acts as sole financial adviser to Adecco and provider of the acquisition financing.

Adecco intends to offer DIS’ CEO and CFO to join the Executive Management Board of Adecco group as CEO and CFO. Both CEO and CFO of DIS have stated their interest to assume such responsibility provided DIS’ Supervisory Board gives its clearance. Adecco’s current CFO will then become head of the new professional business line Accounting, Finance, Insurance & Legal in the enlarged group.

For further information please visit the Adecco website, which will later also contain the offer document at www.adecco.com.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and over 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

About DIS

DIS AG, founded in 1967, is the leading provider of professional staffing solutions in Germany and focuses on temporary staffing, career and recruiting services and project work. DIS operates out of six business divisions: Office Management, Industry, Finance, Information Technology, Engineering Services and Consulting & Outsourcing. DIS AG has been listed on the stock exchanges since 1997. DIS estimated its 2005 sales and earnings before tax to be EUR 305 million and EUR 36 million respectively.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

Press Release

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

This is not an offer to acquire or sell any securities.

UBS Investment Bank is acting for Adecco in connection with the transaction and no-one else, and will not be responsible to anyone other than Adecco for providing the protection offered to clients of UBS Investment Bank.

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com	or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 9 January 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 9 January 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary